UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FLOOR & DECOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

Monica J. Shilling

Proskauer Rose LLP

2049 Century Park East, Suite 3200

Los Angeles, California 90067

Tel: (310) 557-2900

Fax: (310) 557-2193

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Corporate Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Items 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons ACOF Operating Manager III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Management GP LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons Ares Partners Holdco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 60,239,990* (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 40,565,650 (See Item 3, 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,239,990* (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 63.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 40,565,650 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. and (2) 19,674,340 shares of Class A common stock in the aggregate held by FS Equity Partners VI, L.P. and FS Affiliates VI, L.P. (together, “FS”) as of November 22, 2017.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF III and FS.

Explanatory Note

This Amendment No. 2 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 12, 2017 and Amendment No. 1 to the Schedule 13D filed on July 27, 2017 (together, the “Original Schedule 13D” and together with this Amendment No. 2, the “Schedule 13D”). Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4.   Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         Aggregate number and percentage of securities.

As of November 22, 2017, ACOF III directly holds 40,565,650 shares of Common Stock.  Each of the Reporting Persons, as a result of the relationships described in Item 2 of the Original Schedule 13D, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by ACOF III and reported on the cover pages to this Schedule 13D for such Reporting Person.  See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, as of November 22, 2017, FS in the aggregate holds 19,674,340 shares of Common Stock, which are included in items 8 and 11 of the cover pages to this Schedule 13D.  The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with FS as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by FS, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on an aggregate of 95,078,593 shares of Common Stock outstanding as of November 13, 2017 as reported in the Issuer’s Prospectus filed with the SEC in accordance with Rule 424(b) on November 15, 2017.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.  The Reporting Persons expressly disclaim the power to vote or dispose of the shares held by FS included in item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c)          Transactions within the past 60 days.  On November 20, 2017, ACOF III sold 4,853,847 shares of Common Stock pursuant to the terms of the Underwriting Agreement (as defined in Item 6 below).  Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)    Date ceased to be a 5% owner. Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Underwriting Agreement

On November 15, 2017, ACOF III, the Issuer, the other selling stockholders identified on Schedule B of the Underwriting Agreement, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Barclays Capital Inc. (“Barclays”), as representatives of the underwriters (the “Underwriters”), entered into an underwriting agreement (the “Underwriting Agreement”) with respect to, among other things, the sale by ACOF III of up to 4,853,847 shares of Common Stock (the “Offering”). On November 20, 2017,

pursuant to the Underwriting Agreement, ACOF III sold 4,853,847 shares of Common Stock to the Underwriters at a public offering price of $36.00 per share (which included the exercise in full by the Underwriters of their option to purchase an additional 646,075 shares), less underwriting discounts.  The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Form of Underwriting Agreement, a copy of which is filed as Exhibit 6 hereto, and is incorporated by reference into this Item 6.

Third Lock-Up Agreement

In connection with the Underwriting Agreement, on November 15, 2017, ACOF III entered into a lock-up agreement (the “Third Lock-Up Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Barclays Capital Inc. (“Barclays”). Pursuant to the terms of the Third Lock-Up Agreement, ACOF III has agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that the Issuer publicly file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 60 days from the date of the Underwriting Agreement, without the prior written consent of Merrill Lynch and Barclays. The foregoing description of the Third Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 7 hereto, and is incorporated by reference into this Item 6.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 6

Form of Underwriting Agreement, by and among ACOF III, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., the Issuer, and the other Selling Stockholders identified in Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Form S-1 filed on November 13, 2017).

Exhibit 7	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 filed on November 13, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 22, 2017

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

By:	ACOF Operating Manager III, LLC
Its Manager

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ACOF OPERATING MANAGER III, LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.

By:	ARES HOLDCO LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES HOLDINGS INC.

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES MANAGEMENT, L.P.

By:	ARES MANAGEMENT GP LLC
Its General Partner

/s/ Naseem Sagati
	By:	Naseem Sagati
	Its:	Authorized Signatory

ARES MANAGEMENT GP LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

ARES PARTNERS HOLDCO LLC

/s/ Naseem Sagati
By:	Naseem Sagati
Its:	Authorized Signatory

EXHIBIT INDEX

Exhibit 1

Investor Rights Agreement, by and between ACOF III, FS, and the Issuer, dated as of May 2, 2017 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on May 2, 2017).

Exhibit 2

Registration Rights Agreement, by and between the Issuer, ACOF III, FS Equity Partners VI, L.P. and the other stockholders party thereto, dated as of May 2, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on May 2, 2017).

Exhibit 3	Form of Lock-Up Agreement, dated as of April 17, 2017 (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s amended Form S-1 filed on April 24, 2017).

Exhibit 4

Form of Underwriting Agreement, by and among ACOF III, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., the Issuer, and the other Selling Stockholders identified in Schedule B thereto, (incorporated by reference to Exhibit 1.1 to the Issuer’s Form S-1 filed on July 17, 2017).

Exhibit 5	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 filed on July 17, 2017).

Exhibit 6

Form of Underwriting Agreement, by and among ACOF III, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., the Issuer, and the other Selling Stockholders identified in Schedule B thereto (incorporated by reference to Exhibit 1.1 to the Issuer’s Form S-1 filed on November 13, 2017).

Exhibit 7	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Form S-1 filed on November 13, 2017).

Exhibit 99.1*	Joint Filing Agreement, dated as of May 12, 2017, by and among the Reporting Persons.

*  Previously filed